RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

DIRECTORS INCREASE THEIR RANDGOLD RESOURCES HOLDINGS

Dr Mark Bristow, the chief executive officer of Randgold Resources, increased his shareholding in Randgold Resources on Friday, 24 February 2006 following the exercise of options. Dr Bristow increased his holdings in the company to 728,400 or 1.07% of the current issued share capital. Dr Bristow exercised 166,700 options or 0.24% of the issued share capital sold 95,000 at US$17.50 and acquired the remaining 71,700 shares.